                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13d
                                    (RULE 13D-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)




                             Nextel Communications, Inc.
                        --------------------------------------
                                   (Name of Issuer)



                                 Class A Common Stock
                        --------------------------------------
                            (Title of Class of Securities)



                                      65332V 103
                             ----------------------------
                                    (CUSIP Number)








                       C. James Judson, Digital Radio, L.L.C.,
                    ----------------------------------------------
                       2300 Carillon Point, Kirkland, WA  98033
                    ----------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)



                                    July 28, 1997
               --------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

                               Exhibit Index on Page 11

CUSIP No.                             13D                 Page  2
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     CRAIG O. MCCAW

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  92,483,723
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  92,483,723
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     92,483,723

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     29.9%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page  3
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     DIGITAL RADIO, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  67,083,723
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  67,083,723
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     67,083,723

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     23.7%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page  4
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     OPTION ACQUISITION, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  25,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  25,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     25,000,000

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.5%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page  5
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     EAGLE RIVER INVESTMENTS, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  67,083,723
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  67,083,723
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     67,083,723

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     23.7%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

    This amended statement relates to the Class A Common Stock, par value $.001 per share ("Nextel Common Stock") of Nextel Communications, Inc., a Delaware corporation, f/k/a ESMR, Inc. ("Nextel"). The principal executive offices of Nextel are located at 1505 Farm Credit Drive, Suite 100, McLean, Virginia 22102.

    Capitalized terms which are not defined in this amended statement have the meanings defined in the statement filed on August 7, 1995.

ITEM 2.  IDENTITY AND BACKGROUND

    (a),(b),(c)    The persons filing this statement are:

     (1) Digital Radio, L.L.C., a limited liability company formed under the laws of the State of Washington ("Digital"). Digital is the direct owner of a portion of the securities of Nextel which are the subject of this statement. The principal business of Digital is to invest in stock, options, securities, notes, debentures, bonds of, and other business opportunities associated with, Nextel. Eagle River Investments, L.L.C. has the exclusive management and control of Digital under the terms of its Limited Liability Company Agreement. The address for Digital's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

     (2) Option Acquisition, L.L.C., a limited liability company formed under the laws of the State of Washington ("Option Acquisition"). Option Acquisition is the direct holder of certain options to acquire the securities which are the subject of this statement and was formed for the sole purpose of holding those options. COM Management, Inc. has the exclusive management and control of Option Acquisition under the terms of its Limited Liability Company Agreement. The address for Option Acquisition's principal business and principal office is 2300 Carillon Point, Kirkland, Washington, 98033.

     (3) Eagle River Investments, L.L.C., a limited liability company formed under the laws of the State of Washington("Eagle River"). The principal business of Eagle River is to build equity value for each of its members by acquiring, investing, holding, dealing and disposing of securities, venture opportunities or other investments. The address of Eagle River's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

     (4) Craig O. McCaw, an individual ("Mr. McCaw"), who is the controlling stockholder and director of Eagle River, Inc., and, as a result, has voting and management control of Eagle River Investments, L.L.C., which in turn has voting and management control of Digital. He is also the controlling stockholder and director of COM Management, Inc. and, as a result, also has voting and management control of Option Acquisition. Mr. McCaw's present principal occupation is serving as Chairman of Digital and of Eagle River. In addition, Mr. McCaw serves as Chairman of Eagle River, Inc., which also provides management and consulting services to Nextel's senior management and Board of Directors. Mr. McCaw's business address is 2300 Carillon Point, Kirkland, Washington 98033.

    The executive officers of Digital, Option Acquisition and Eagle River are as follows: Craig O. McCaw, Chairman; Dennis Weibling, President/Treasurer; William A. Hoglund, Vice President and Chief Financial Officer; and C. James Judson, Vice President, Secretary and General Counsel. Each of Mr. Weibling, Mr. Hoglund and Mr. Judson serves in the foregoing capacities as his present principal occupation. The business address of each of Mr. McCaw, Mr. Weibling, Mr. Hoglund and Mr. Judson is 2300 Carillon Point, Kirkland, Washington 98033.

    (d),(e) During the past five years, none of Digital, Option Acquisition, Eagle River, Mr. McCaw or the other above-named executive officers of Digital and Eagle River has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. McCaw, Mr. Weibling, Mr. Hoglund and Mr. Judson are all citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

    Digital borrowed the funds to acquire the securities which are the subject of this amended statement pursuant to the Amended and Restated Multibank Credit Agreement dated as of July 28, 1997 by and among Digital, the Banks signatories thereto and The Chase Manhattan Bank (the "Amended Credit Agreement"), a copy of which is attached hereto as EXHIBIT 11. The Amended Credit Agreement amended and restated the July 28, 1995 Credit Agreement in its entirety. As of July 28, 1997, loans to Digital in the aggregate amount of $557,500,000 pursuant to the Amended Credit Agreement were outstanding. A portion of those loan proceeds were used to finance the acquisition of additional Nextel securities, as more fully described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

    ACQUISITION OF NEXTEL COMMON STOCK. Digital acquired 15 million shares of Nextel Common Stock which are the subject of this amended statement by exercising the first of the three separate options constituting the Nextel Options at a price of $15.50 per share, or an aggregate purchase price of $232,500,000. See EXHIBIT 5 to the original statement.

    ACQUISITION OF CERTAIN OPTIONS. Option Acquisition acquired certain of the securities which are the subject of this amended statement pursuant to an Option Purchase Agreement (the "Option Purchase Agreement") dated as of June 16, 1997 by and among Nextel, its subsidiary, Unrestricted Subsidiary Funding Company ("USFC"), and Option Acquisition, a copy of which is attached hereto as EXHIBIT
12. Pursuant to the Option Purchase Agreement, Option Acquisition purchased, at an aggregate purchase price of $25,000,000, two options (the "New Options") from Nextel pursuant to which Option Acquisition may, at any time until July 28, 1998, purchase, for cash, up to 15 million shares of Nextel Common Stock for $16.00 per share and up to 10 million shares of Nextel Common Stock for $18.00 per share. Copies of the Option

Agreements evidencing the New Options are attached hereto as EXHIBITS 13 and 14. The New Options, and any shares of Nextel Common Stock issued upon exercise thereof, are transferable subject to certain limitations. In addition, one direct transferee of Option Acquisition is entitled to designate one nominee for election to Nextel's Board of Directors, provided that such party (i) has exercised the transferred portion of the New Options and continues to own at least 10 million shares of Nextel Common Stock obtained on such exercise, (ii) is not an affiliate of Mr. McCaw and (iii) does not hold a 5% or greater equity ownership interest in any entity that provides terrestrial-based wireless communications services in competition with Nextel in any of its markets.
Shares issuable upon exercise of the New Options will be entitled to certain demand and piggyback registration rights, which are assignable to transferees in certain circumstances.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a) The aggregate number of shares of Nextel Common Stock beneficially owned by each reporting person covered by this amended statement is as follows:

     Name                              Number of Shares(1)          Percentage
     ----                              ----------------             ----------

     Digital Radio, L.L.C.             67,083,723(2)                   23.7%
     Eagle River Investments, L.L.C.   67,083,723(3)                   23.7%
     Option Acquisition, L.L.C.        25,000,000(4)                    9.5%
     Craig O. McCaw                    92,483,723(5)                   29.9%

     -------------

    (1) Based on 223,986,389 shares outstanding on May 1, 1997 as reported on Nextel's Form 10-Q for the quarter ended March 31, 1997, plus 15,000,000 shares acquired by Digital on July 28, 1997.

    (2) Includes (i) 20,593,846 shares of Nextel Common Stock owned by Digital, (ii) an aggregate of 24,489,795 shares of Nextel Common Stock upon the complete conversion of 8,163,265 shares of Class A Preferred Stock, (iii) an aggregate of 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock, (iv) an aggregate of 20,000,000 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options, and (v) an aggregate of 2,000,000 shares of Nextel Common Stock upon complete exercise of the first of three tranches of the Motorola Option.

    (3) Includes (i) 20,593,846 shares of Nextel Common Stock owned by Digital, (ii) an aggregate of 24,489,795 shares of Nextel Common Stock upon the complete conversion of 8,163,265 shares of Class A Preferred Stock owned by Digital, (iii) an aggregate of 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by Digital, (iv) an aggregate of 20,000,000 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options owned by Digital, and (v) an aggregate of 2,000,000 shares of Nextel Common Stock upon complete exercise of the first of three tranches of the Motorola

         Option owned by Digital.

    (4) Includes an aggregate of 25,000,000 shares of Nextel Common Stock upon complete exercise of the New Options owned by Option Acquisition.

    (5) Includes (a)(i) 20,593,846 shares of Nextel Common Stock owned by Digital, (ii) an aggregate of 24,489,795 shares of Nextel Common Stock upon the complete conversion of 8,163,265 shares of Class A Preferred Stock, (iii) an aggregate of 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock, (iv) an aggregate of 20,000,000 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options, and (v) an aggregate of 2,000,000 shares of Nextel Common Stock upon complete exercise of the first of three tranches of the Motorola Option; (b) an aggregate of 25,000,000 shares of Nextel Common Stock upon complete exercise of the New Options; and (c) 400,000 shares upon complete exercise of options held by Eagle River, Inc. which become exercisable on April 4, 1997.

     (b) Pursuant to the terms of the Limited Liability Company Agreements of both Digital and Option Acquisition, the exclusive management and affairs of Digital and Option Acquisition (including in each case investment decisions) are vested with Eagle River and COM Management, Inc., respectively. Mr. McCaw is the primary member of, and holder of the majority interest in, Eagle River and is the primary stockholder and director of COM Management, Inc. As a result, he has the voting and management control (including with respect to investment decisions) of Digital and Option Acquisition.

     (c)  None.

     (d)  None.

     (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

    In connection with the July 28, 1997 loans pursuant to the Amended Credit Agreement, and as a condition to making such loans, Digital was required to pledge to the Agent, for the benefit of the Banks, as security for the payment of Digital's obligations thereunder the 15 million shares of Nextel Common Stock acquired by Digital on July 28, 1997. As a result of this additional pledge, a total of 20,220,000 shares of Nextel Common Stock and 8,163,265 shares of Class A Preferred Stock have been pledged by Digital.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
   NO.

   11. Amended and Restated Multibank Credit Agreement dated as of July 28, 1997 by and among Digital, the Banks signatory thereto and The Chase Manhattan Bank

   12. Option Purchase Agreement dated as of June 16, 1997 by and among Nextel Communications, Inc., Unrestricted Subsidiary Funding Company and Option Acquisition, L.L.C.

   13. Option Agreement (First New Option) by and between Option Acquisition, L.L.C. and Nextel Communications, Inc., dated as of June 18, 1997

   14. Option Agreement (Second New Option) by and between Option Acquisition, L.L.C. and Nextel Communications, Inc. dated as of June 18, 1997

   15. Amended Schedule 13D Joint Filing Agreement dated August 12, 1997 by and among Digital, Eagle River, Option Acquisition and Craig O. McCaw

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             DIGITAL RADIO,  L.L.C.


Dated: August 15, 1997            /s/ C. James Judson
                             -------------------------------------------------
                             C. James Judson
                             Vice President, General Counsel and Secretary

                             Authorized Representative for
                             Eagle River Investments, L.L.C.

                             Authorized Representative for
                             Option Acquisition, L.L.C.

                             Authorized Representative for
                             Craig O. McCaw

                                    EXHIBIT INDEX

EXHIBIT
   NO.

   11. Amended and Restated Multibank Credit Agreement dated as of July 28, 1997 by and among Digital, the Banks signatory thereto and The Chase Manhattan Bank

   12. Option Purchase Agreement dated as of June 16, 1997 by and among Nextel Communications, Inc., Unrestricted Subsidiary Funding Company and Option Acquisition, L.L.C.

   13. Option Agreement (First New Option) by and between Option Acquisition, L.L.C. and Nextel Communications, Inc., dated as of June 18, 1997

   14. Option Agreement (Second New Option) by and between Option Acquisition, L.L.C. and Nextel Communications, Inc. dated as of June 18, 1997

   15. Amended Schedule 13D Joint Filing Agreement dated August 12, 1997 by and among Digital, Eagle River, Option Acquisition and Craig O. McCaw